SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Joyy Inc.
(Name of Issuer)

Class A Common Shares, par value US$0.00001 per share¹
(Title of Class of Securities)

46591M109²
(CUSIP Number)

February 7, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

¹The holdings reported herein are held in the form of American Depositary Shares (“ADSs”), which each represent twenty Class A common shares, par value US$0.00001 per share (“Class A Common Shares”).

²The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADSs of the Issuer.

CUSIP No. 46591M109	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,800,000 class A common shares (represented by 190,000 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,800,000 class A common shares (represented by 190,000 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000 class A common shares (represented by 190,000 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 46591M109	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,800,000 class A common shares (represented by 190,000 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,800,000 class A common shares (represented by 190,000 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000 class A common shares (represented by 190,000 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 46591M109	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,200 class A common shares (represented by 710 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,200 class A common shares (represented by 710 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,200 class A common shares (represented by 710 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) <0.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 46591M109	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Point72 Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,515,700 class A common shares (represented by 2,075,785 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,515,700 class A common shares (represented by 2,075,785 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,515,700 class A common shares (represented by 2,075,785 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 46591M109	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 45,329,900 class A common shares (represented by 2,266,495 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 45,329,900 class A common shares (represented by 2,266,495 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,329,900 class A common shares (represented by 2,266,495 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 46591M109	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer.
Joyy Inc. (the “Issuer”).
Item 1(b).	Address of Issuer's Principal Executive Offices.
30 Pasir Panjang Road, #15-31A Mapletree Business City, Singapore 117440.

Item 2(a).	Name of Person Filing.

The holdings of the Issuer’s class A common shares, par value $0.00001 per share (“Class A Common Shares”) reported herein are held in the form of American Depositary Shares (“ADSs”), which each represent twenty Class A Common Shares. This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to Class A Common Shares held, in the form of ADSs, by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Class A Common Shares held, in the form of ADSs, by an investment fund managed by Point72 Asset Management; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to Class A Common Shares held, in the form of ADSs, by an investment fund it manages; (iv) Point72 Hong Kong Limited (“Point72 Hong Kong”) with respect to Class A Common Shares held, in the form of ADSs, by an investment fund it manages; and (v) Steven A. Cohen (“Mr. Cohen”) with respect to Class A Common Shares, in the form of ADSs, beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, and Point72 Hong Kong.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Hong Kong, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001; and (iii) Point72 Hong Kong is Suites 1102-1110, 11th Fl. and 12th Fl., Chater House, 8 Connaught Road Central, Hong Kong.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Point72 Hong Kong is a Hong Kong limited liability company. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Class A Common Shares, par value US$0.00001 per share.

CUSIP No. 46591M109	13G	Page 8 of 10 Pages

Item 2(e).	CUSIP Number.
There is no CUSIP number assigned to the Class A Common Shares. The CUSIP Number 46591M109 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Stock Market LLC under the symbol “YY.” Each ADS represents 20 Class A Common Shares.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on February 7, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, Point72 Hong Kong, and Mr. Cohen own directly no ADSs or Class A Common Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by an investment fund it manages. Pursuant to an investment management agreement, Point72 Hong Kong maintains investment and voting power with respect to the securities held by an investment fund it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies and Point72 Hong Kong. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
See Item 2(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

CUSIP No. 46591M109	13G	Page 9 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46591M109	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024
POINT72 ASSET MANAGEMENT, L.P.

	By:	/s/ Jason M. Colombo
	Name:	Jason M. Colombo
	Title:	Authorized Person

POINT72 CAPITAL ADVISORS, INC.

	By:	/s/ Jason M. Colombo
	Name:	Jason M. Colombo
	Title:	Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

	By:	/s/ Jason M. Colombo
	Name:	Jason M. Colombo
	Title:	Authorized Person

POINT72 HONG KONG LIMITED

	By:	/s/ Jason M. Colombo
	Name:	Jason M. Colombo
	Title:	Authorized Person

STEVEN A. COHEN

	By:	/s/ Jason M. Colombo
	Name:	Jason M. Colombo
	Title:	Authorized Person